As filed with the Securities and Exchange Commission on September 7, 2016

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM F-6
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
AMERICAN DEPOSITARY RECEIPTS

SVENSKA CELLULOSA AKTIEBOLAGET SCA (publ)
(Exact name of issuer of deposited securities as specified in its charter)

N/A
(Translation of issuer’s name into English)

Sweden
(Jurisdiction of incorporation or organization of issuer)

DEUTSCHE BANK TRUST COMPANY AMERICAS
(Exact name of depositary as specified in its charter)

60 Wall Street
New York, New York 10005
(212) 250-9100
(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

Mannheimer Swartling Advokatbyrå LLP
101 Park Avenue
 New York, New York 10178
Telephone: (212) 682-0580

 (Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Deutsche Bank Trust Company Americas
60 Wall Street
New York, New York 10005
(212) 250-9100

It is proposed that this filing become effective under Rule 466

☒ immediately upon filing                     ☐ on (Date) at (Time)

If a separate registration statement has been filed to register the deposited shares, check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Price Per Unit*	Proposed Maximum Aggregate Offering Price**	Amount of Registration Fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing one ordinary share of Svenska Cellulosa Aktiebolaget SCA (publ)	50,000,000	$0.05	$2,500,000	$251.75

This Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

PART I
INFORMATION REQUIRED IN PROSPECTUS

PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt, included as Exhibit A to the Deposit Agreement and filed as Exhibit (a)(2) to this Registration Statement and incorporated herein by reference.

Item 1.	DESCRIPTION OF SECURITIES TO BE REGISTERED

CROSS REFERENCE SHEET

Item Number and Caption	Location in Form of Receipt Filed Herewith as Prospectus

1. Name and address of depositary	Introductory Article

2. Title of American Depositary Receipts and identity of deposited securities	Face of Receipt, top center

Terms of Deposit:

(i) The amount of deposited securities represented by one unit of American Depositary Receipts	Face of Receipt, upper right corner

(ii) The procedure for voting, if any, the deposited securities	Articles number 15, 16 and 18

(iii) The collection and distribution of dividends	Articles number 4, 12, 13, 15 and 18

(iv) The transmission of notices, reports and proxy soliciting material	Articles number 11, 15, 16, 17 and 18

(v) The sale or exercise of rights	Articles number 13, 14, 15 and 18

(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles number 12, 13, 15, 17 and 18

(vii) Amendment, extension or termination of the deposit agreement	Articles number 20 and 21

(viii) Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Article number 11

(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Articles number 2, 3, 4, 5, 6, 8 and 22

(x) Limitation upon the liability of the depositary	Articles number 14, 18, 19 and 21

3. Fees and Charges	Articles number 7 and 8

 Item - 2.       Available Information

Public reports furnished by issuer	Article number 11

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.	EXHIBITS

(a)(1)
Form of Amended and Restated Deposit Agreement, dated as of      , 2010, by and among Svenska Cellulosa Aktiebolaget SCA (publ), Deutsche Bank Trust Company Americas, as depositary (the “Depositary”), and all Holders from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder. –Previously filed as an exhibit to Form F-6 file number 333-166299 and incorporated herein by reference.

(a)(2)	Form of American Depositary Receipt. Filed herewith as Exhibit (a)(2).

(b)
Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. – Not Applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the Company in effect at any time within the last three years. – Not Applicable.

(d)	Opinion of counsel to the Depositary as to the legality of the securities being registered. – Filed herewith as Exhibit (d).

(e)	Certification under Rule 466. – Filed herewith as Exhibit (e).

(f)	Powers of Attorney for certain officers and directors and the authorized representative of the Company. – Set forth on the signature pages hereto.

Item 4.	UNDERTAKINGS

(a)
The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request.  The Depositary undertakes to notify each registered holder of an American Depositary Receipt 30 days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Deutsche Bank Trust Company Americas, on behalf of the legal entity created by the Deposit Agreement, by and among Svenska Cellulosa Aktiebolaget SCA (publ), Deutsche Bank Trust Company Americas, as depositary, and all Holders from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on August 31, 2016.

Legal entity created by the Deposit Agreement for the issuance of American Depositary Receipts evidencing American Depositary Shares, each representing one ordinary share of Svenska Cellulosa Aktiebolaget SCA (publ)

By:	/s/ Kelvyn Correa
Name:	Kelvyn Correa
Title:	Director

By:	/s/ Robert Martello
Name:	Robert Martello
Title:	Director

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Svenska Cellulosa Aktiebolaget SCA (publ) certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this registration statement or amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in Sweden on August 23, 2016.

Svenska Cellulosa Aktiebolaget SCA (publ)

By:	/s/ Mikael Schmidt
Name: Mikael Schmidt
Title: Senior Vice President, Group Function Legal Affairs, General Counsel

Know all persons by these present that each director or officer whose signature appears below constitutes and appoints Magnus Groth, his or her true lawful attorneys-in-fact and agents with full and several power of substitution for and in his or her name, place and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments, supplements to this registration statement and any registration statements pursuant to Rule 462(b) under the Securities Act of 1933, as amended, relating thereto, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as they or he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement or amendment has been signed by the following persons in the capacities indicated on August 23, 2016.

Signatures	Capacity

/s/ Pär Boman	Chairman of the Board and Director
Pär Boman

/s/ Magnus Groth	President, Chief Executive Officer and Director
Magnus Groth

/s/ Fredrik Rystedt	Chief Financial Officer
Fredrik Rystedt

/s/ Annemarie Gardshol	Director
Annemarie Gardshol

/s/ Bert Nordberg	Director
Bert Nordberg

/s/ Louise Julian Svanberg	Director
Louise Julian Svanberg

/s/ Barbara Milian Thoralfsson	Director
Barbara Milian Thoralfsson

/s/ Ewa Björling	Director
Ewa Björling

/s/ Maija-Liisa Friman	Director
Maija-Liisa Friman

/s/ Johan Malmkvist	Director
Johan Malmkvist

/s/ Örjan Svensson	Director
Örjan Svensson

/s/ Thomas Wiklund	Director
Thomas Wiklund

/s/ Roger Boström	Director
Roger Boström

/s/ Maria Tufvesson Shuck	Authorized Representative in the United States
Maria Tufvesson Shuck
Mannheimer Swartling Advokatbyrå LLP

INDEX TO EXHIBITS

Exhibit Number
(a)(2) Form of American Depositary Receipt (d) Opinion of counsel to the Depositary (e) Rule 466 Certification